Exhibit 99.2

Vision Marine Technologies Inc. Announces Postponement of ANNUAL Meeting of Shareholders

Montreal, Canada, May 2, 2025 – Vision Marine Technologies Inc. (NASDAQ: VMAR) (“VMAR” or the “Company”) a pioneer in electric marine propulsion, today announced that its Annual Meeting of Shareholders (the “Shareholders Meeting”), which was originally scheduled to be held on May 15, 2025, has been postponed. The Shareholder’s Meeting is now scheduled to be held virtually, on May 23, 2025, starting at 10:00 a.m. EST. Shareholders who are interested in participating in the Shareholders Meeting should use the following link:

https://teams.microsoft.com/l/meetup-join/19%3ameeting_NWQzMTBhODctMThhMy00MjRmLWI4MWUtOWMxMTA0MGYwODZl%40thread.v2/0?context=%7b%22Tid%22%3a%2213e04050-e499-4663-b9d3-53d4ab591fe4%22%2c%22Oid%22%3a%22e0b3f416-1446-4062-8bfd-47254d1384f0%22%7d ,

The record date for the Shareholders Meeting, March 27, 2025, is unchanged and applies to the postponed Shareholders Meeting.

The Shareholder’s Meeting has been postponed to provide the Company with additional time to contact its shareholders to attain quorum and to facilitate broader participation. The Company’s Board of Directors unanimously recommends that shareholders vote FOR the proposals identified in the Company’s proxy statement for the Shareholders Meeting. Shareholders who have already cast their votes do not need to take any action, unless they wish to change or revoke their prior proxy or voting instructions, and their votes will be counted at the postponed Shareholders Meeting. For shareholders who have not yet cast their votes, we urge them to vote their shares now, so they can be tabulated prior to the postponed Shareholders Meeting.

Important Additional Information

The Company has filed a definitive proxy statement with the Securities and Exchange Commission (the “SEC”) on April 7, 2025 (the “Proxy Statement”), which should be read in conjunction with this notice. To the extent information in this notice updates or conflicts with information contained in the Proxy Statement, the information in this notice is the more current information. SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) FILED BY THE COMPANY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ANY SOLICITATION. Shareholders may obtain a free copy of the Proxy Statement and the other relevant materials, and any other documents filed by the Company with the SEC, at the SEC’s website at https://www.sec.gov or on the “SEC Filings” section of the Company’s website at https://investors.visionmarinetechnologies.com/

About Vision Marine Technologies, Inc.

Vision Marine Technologies Inc. (NASDAQ: VMAR) epitomizes the marine industry’s shift towards electric propulsion, offering the pioneering E-Motion™ outboard powertrain system. We believe this innovative technology represents a significant leap forward in marine propulsion, combining advanced battery packs, inverters, and high-efficiency motors with proprietary software and assembly techniques. Vision Marine’s commitment to eco-friendly electric powerboats is reshaping the recreational boating experience, offering higher speeds, longer ranges, and smoother rides than traditional internal combustion engine boats. With a focus on design, innovation, and craftsmanship, Vision Marine continues to redefine recreational boating for a more sustainable future.

Investor and Company Contact:

Vision Marine Technologies

Bruce Nurse

(303) 919-2913

bn@v-mti.com